20170192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2017

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Re: Comcast Corporation
Incoming letter dated February 2, 2017

Dear Mr. Aaronson:

This is in response to your letter dated February 2, 2017 concerning the shareholder proposal submitted to Comcast by Amy Ridenour. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Amy Ridenour
FISMA & OMB MEMORANDM M-07-16

March 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated February 2, 2017

The proposal requests that the board report to shareholders on Comcast's assessment of the political activity and lobbying resulting from its media outlets and its exposure to risk resulting therefrom.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Comcast relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 2, 2017

Re: ***Shareholder Proposal Submitted by Amy Ridenour***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2017 annual meeting of shareholders (collectively, the "**2017 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from Amy Ridenour (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2017 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we have submitted this letter and the related correspondence from the Proponent to the Staff via email to *shareholderproposals@sec.gov*, with a copy to the Proponent. A copy of this letter and its attachments is also being mailed on this date to the Proponent informing her of the Company's intention to exclude the Proposal from the 2017 Proxy Materials.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its definitive 2017 proxy statement.

Introduction

The Proposal is attached hereto as Exhibit A. The resolution states the following:

> The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Comcast's assessment of the political activity and lobbying resulting from its media outlets and its exposure to risk resulting therefrom.

The report sought by the Proposal relates specifically to the content of programming televised by the Company's subsidiary, NBCUniversal, and to the Company's operation of NBCUniversal, as noted throughout the Proposal:

> Exposés by Wikileaks and others show much of the American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office. Rather than news or opinion, these actions more closely represent lobbying and electioneering.
>
> . . .
>
> Comcast operates certain politicized news operations.
>
> . . .
>
> Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations. News outlets whose prominent personnel have engaged in political activities in concert with overly political operations and campaigns for political purposes include CNBC and NBC.

The Company respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations;

- Rule 14a-8(i)(3) because the Proposal is so vague and indefinite, so as to be misleading within the meaning of Rule 14a-9; and

- Rule 14a-8(b) and 14a-8(f) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

Grounds for Omission

I. The Proposal may be omitted from the 2017 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead the term is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). The 1998 Release states that the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." This general policy reflects the consideration that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release, citing in part Exchange Act Release No. 12999 (Nov. 22, 1976). The Company believes that the Proposal runs counter to this consideration, and that the Proposal does not qualify for the significant-policy-issue exception.

A. The Proposal may be omitted from the 2017 Proxy Materials because it relates to the Company's production and dissemination of news programming and to the nature and content of such programming.

The Company, through its subsidiary NBCUniversal, is a leading media and entertainment company that operates a number of media outlets including national broadcast networks (including NBC), multiple cable networks (including MSNBC and CNBC) and the film production studio Universal Pictures. The Proposal would require that the Company's board of directors (the "**Board**") provide a report on the extent of "political activity and lobbying resulting from its media outlet," which appears to ask the Company to analyze and assess whether and how its news content may have influenced the political arena. As such, the Proposal relates to the ordinary business operations of the Company, since it seeks to require the Company to report on the nature, content and influence of NBCUniversal's programming. The day-to-day operation of the Company's media outlets, which includes determining the content and nature of the programming, is a task that is fundamental to management's ability to run the Company and should be left to the discretion of the Board and management.

One of the primary functions of NBCUniversal is to deliver news and information to its viewers through its various media outlets, including the Internet and television. In fulfilling this function, the management of NBCUniversal must make decisions as to what constitutes news, which news should be reported, the content of those news reports, how that news should be researched and reported, and which professionals should be assigned to develop, analyze and present the news. These are the standard and expected functions of a media outlet's news operations. Further, as a condition of the Company's acquisition of NBCUniversal in 2011, the Company committed to the Federal Communications Commission that it would maintain the journalistic independence and integrity of NBCUniversal's news operations, including through the appointment of an internal ombudsman. Accordingly, the nature, content and presentation of news programming are the result of the efforts of many individuals—writers, directors, producers, reporters, anchors and Company executives—who collaborate to create or acquire and distribute content that caters to the Company's broad and diverse customer base under the professional standards of journalism. Decisions regarding the nature, content, presentation and distribution of news programming and production therefore fall within the ambit of Comcast's ordinary business operations as that concept is understood in the context of Rule 14a-8(i)(7), and such decisions are not the type of decisions that are appropriate for shareholder consideration or oversight, as explained in the 1998 Release.

The Staff has consistently recognized that shareholder proposals involving the nature, presentation and content of media programming are excludable as relating to companies' "ordinary business operations" within the meaning of Rule 14a-8(i)(7). *See, e.g., Netflix, Inc.* (Feb. 5, 2016) (allowing the exclusion of a proposal requesting that the company prepare a report on how it oversees the risks associated with the offensive and inaccurate portrayals of Native Americans on ordinary business grounds, as relating to the nature, presentation and content of programming and film production); *Viacom, Inc.* (Dec. 5, 2014) (concurring in the ordinary-business exclusion of a proposal requiring the board to report on the public health impacts of smoking in the company's movies, as relating to the nature, presentation and content of programming and film production); *CBS Corp.* (Mar. 22, 2013) (concurring in the exclusion of a proposal requiring CBS to correct errors in CBS News broadcasts, on the basis that the proposal related to the content of news programming); *The Walt Disney Co.* (Nov. 22, 2006) (concurring in the exclusion of a proposal requesting that Disney report on steps undertaken to avoid stereotyping in its products because the proposal related to the nature, presentation and content of programming). In addition, the Staff has agreed that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of business for a media company, and part of the day-to-day operations of a media and news organization. *See, e.g., AT&T Corp.* (Feb. 21, 2001) (permitting the exclusion on ordinary business grounds of a proposal requesting a review of the company's policies for involvement in the pornography industry and an assessment of the potential financial, legal and public relations liabilities stemming therefrom, as relating to the nature, presentation and content of cable television programming).

More specifically, the Staff has concurred that companies with media operations could exclude shareholder proposals seeking to address alleged bias in news and media programming. *See, e.g., General Electric Corp.* (Dec. 10, 2009) (permitting the exclusion of a proposal calling for the GE-NBC news department to cease its "liberal editorializing," as relating to the content of news programming); *General Electric Corp.* (Jan. 6, 2005) (concurring with the exclusion of a proposal seeking to correct perceived bias in programming because it related to the nature, presentation and content of television programming); *The Walt Disney Co.* (Nov. 9, 2004) (concurring with the exclusion of a proposal requesting that the board take specific actions to eliminate "liberal bias" in the company's news telecasts on the basis that the proposal related to the nature, presentation and content of programming and film production). Like these prior proposals relating to news content, all of which were permitted to be excluded, the Proposal assumes that the Company's news programming contains an inherent bias that is focused on achieving a certain political result. The text of the Proposal indicates a belief that the "American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office." It accuses the Company of operating "politicized media outlets" and "politicized news organizations," and the Company's news programming of "represent[ing] lobbying and electioneering." These excerpts from the Proposal confirm that it focuses on the alleged political bias in the Company's news programming, and therefore that the Proposal falls squarely within the category of properly excluded shareholder proposals addressing the content of such programming.

B. The Proposal may be omitted from the 2017 Proxy Materials because it relates to the products and services offered by the Company to its customers.

The Proposal deals with the Company's products and services, namely the production and delivery of programming for film and television, to its customers. The Staff has consistently taken the position that proposals relating to products and services offered for sale are excludable on ordinary business grounds. *See, e.g., Amazon.com, Inc.* (Mar. 17, 2016) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company prepare a report on its policy options to reduce potential pollution and public health problems from electronic waste generated from its sales to customers, as relating to the company's products and services); *Duke Energy Corp.* (Feb. 22, 2016) (permitting the exclusion on Rule 14a-8(i)(7) grounds of a proposal seeking a report on how the company is adapting its business model to reduce greenhouse gas emissions, as relating to the products and services that the company offers); *Amazon.com, Inc.* (Jan. 17, 2016) (allowing the exclusion on ordinary business grounds of a proposal requesting that the company prepare a report addressing animal cruelty in its supply chain, as relating to the company's products and services); *Wells Fargo & Co.* (Jan. 28, 2013, recon. denied Mar. 4, 2013) (concurring in the exclusion of a proposal requesting that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the its direct deposit advance lending service, noting in particular that "the proposal relate[d] to the products and services offered for sale by the company").

Proposals that address products and services that were perceived by proponents to be harmful or offensive have similarly been found to be excludable by the Staff as ordinary business matters. *Viacom, Inc.* (Dec. 5, 2014) (concurring in the ordinary-business exclusion of a proposal requiring the board to report on the public health impacts of smoking in the company's movies); *Wal-Mart Stores, Inc.* (Mar. 20, 2014) (granting no-action relief with respect to a proposal seeking to change how the company determined whether to sell certain products that (1) endanger public safety and well-being, (2) could impair the reputation of the company and/or (3) would be offensive to family and community values, on the basis that the proposal related to "the products and services offered for sale by the company"), *aff'd and cited in Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 327 (3d Cir. 2015); *Time Warner, Inc.* (Jan. 21, 2005) (concurring in the ordinary-business exclusion of a proposal requiring the board to report to shareholders on "the impact on adolescent health arising from their exposure to smoking in movies . . . and any plans to minimize such impacts in the future").

The Proposal is clearly premised on the idea that the Company's news programming fails to be objective and attempts to influence the political process. Setting aside the lack of any substantive allegations it remains that the Proposal asks shareholders to take action with respect to one of the Company's key services—the provision of news programming to its customers—and is therefore excludable as an ordinary business matter.

C. The Proposal does not implicate a significant policy issue for purposes of Rule 14a-8(i)(7).

Proposals otherwise related to ordinary business operations may not be excludable if those proposals raise issues of significant social policy that "transcend . . . day-to-day business matters and raise policy issues so significant that [the proposal] would be appropriate for a shareholder vote." The 1998 Release. In assessing whether a proposal relates sufficiently to a significant policy issue under Rule 14a-8(i)(7), the Staff considers "both the proposal and the supporting statement as a whole." *See* Staff Legal Bulletin No. 14C, Paragraph D.2. (June 28, 2005). In the 1998 Release, the Commission indicated that there are no "bright-line" tests and the determination of whether a significant policy issue is involved would be made on a case-by-case basis.

Proposals that involve corporate political contributions and lobbying expenditures implicate social policies. However, the main focus of the Proposal is not on corporate funds used for political purposes, but instead on "company funds used to operate Comcast's politicized media outlets," namely funds to operate the Company's ordinary business operations. Notwithstanding the introductory language in the Proposal regarding the use of corporate funds for political campaigns or lobbying, read in its entirety, the Proposal instead appears to be a series of unfounded allegations on how the Company's media outlets report the news and whether that reporting itself impacts the political process.

The political aspect of the Proposal is only an assumption (without any substantiation) that the Company's media outlets are "politicized." The only way this Proposal can be construed to implicate corporate political spending is by making the same unfounded leap that the Proponent has: that because the Proponent believes the Company's media outlets are politically biased, any expenditure of corporate funds to operate those businesses is akin to political spending. According to the Proposal, the mere operation of "politicized media organizations" means that "company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for political office, or to influence the public, or segments thereof, with respect to elections or referendums." This would mean every company that has media operations is intruding on the political arena simply by running its businesses. As a result, the Proposal fails to ask for a report on the use of corporate funds for political purposes, which is not of interest to the Proponent, but instead requests a report on the "political activity and lobbying resulting from its media outlets."

The Proponent does not appear to be interested in the Company's political efforts, but instead seems to be advancing her own views that the manner in which the Company's media outlets report the news, and the unsupported suggestion that certain of its media outlet employees may have "collu[ded]" with "high-level political operations," influence the political process. Instead of being similar to proposals that ask for reports on the use of corporate funds for political spending, the Proposal is akin to those proposals that appeared to ask companies to report generally on their charitable contributions, but were actually targeting donations to specific types of charitable organizations. *See, e.g., The Walt Disney Co.* (Nov. 20, 2014) (permitting the exclusion of a proposal seeking to preserve the policy of acknowledging the Boy Scouts of America as a charitable organization to receive matching contributions under the company's "Ears to You" program, since the proposal related to the company's ordinary business operations by addressing the company's "charitable contributions to a specific organization"); *The Home Depot, Inc.* (Mar. 18, 2011) (concurring in the exclusion of a proposal requesting that the company list the recipients of corporate charitable contributions of $5,000 or more on the company website as pertaining to the company's ordinary business operations since it "relat[ed] to charitable contributions to specific types of organizations"); *Pfizer, Inc.* (Feb. 12, 2007) (allowing the exclusion of a proposal requesting that the company publish all charitable contributions on its website, where the supporting statement specifically mentioned Planned Parenthood and other charitable groups involved in abortions and same sex marriages, noting that the proposal related to "Pfizer's ordinary business operations (i.e., contributions to specific types of organizations)”).

II. The Proposal may be omitted from the 2017 Proxy Materials under Rule 14a-8(i)(3) because it is vague and indefinite, so as to be misleading within the meaning of Rule 14a-9.

Under Rule 14a-8(i)(3), a proposal may be excluded if “the proposal or supporting statement is contrary to any of the Commission’s proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials.” The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) “if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.” Staff Legal Bulletin No. 14B (Sept. 15, 2004). In evaluating whether a proposal may be excluded on that basis, the Staff considers “only the information contained in the proposal and supporting statement and determine[s] whether, based on that information, shareholders and the company can determine what actions the proposal seeks.” Staff Legal Bulletin No. 14G (Oct. 16, 2012).

In addition, in applying the “inherently vague or indefinite” standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the company’s board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where “any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal.” *Fuqua Industries, Inc.* (Mar. 12, 1991).

As noted above, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(3) of proposals that use key terms and phrases that are vague or undefined or otherwise fail to provide necessary guidance on implementation, and where neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See, e.g., Cisco Systems, Inc.* (Oct. 7, 2016) (agreeing with the exclusion as vague and indefinite of a proposal stating that Cisco’s board of directors “shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action” where it was unclear what was meant by “prevent the effectiveness of [a] shareholder vote”); *Alaska Air Group, Inc.* (Mar. 10, 2016) (concurring in the exclusion of a proposal requiring “that the management of [the] company shall strictly honor shareholders’ rights to disclosure identification and contact information to the fullest extent possible by technology” as vague and indefinite on the grounds that the proponent “[did] not describe or define in any meaningfully determinate way the standard for these supposed ‘shareholder rights’” and the fact that “it appear[ed] the Proponent [had] a different view of what those rights entail than is supported by generally understood principles of corporate law”); *The Home Depot, Inc.* (Mar. 12, 2014) (permitting the exclusion under Rule 14a-8(i)(3) of a proposal requesting the company to publish an annual sustainability report covering the company’s global operations that "establishes metrics and benchmark objective footprint information" where the meaning of "benchmark objective footprint information" was vague or indefinite); *AT&T Inc.* (Feb. 21, 2014) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary duties and opportunities"); *Chiquita Brands International* (Mar. 7, 2012) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal for failure to define or describe "SEC Rule 14a-8(b) eligibility requirements"); *Berkshire Hathaway Inc.* (Jan. 31, 2012) (concurring in the exclusion of a proposal that specified "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *Boeing Co.* (Mar. 2, 2011) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal as vague and indefinite where the proposal did not sufficiently explain the meaning of "executive pay rights"); *AT&T Inc.* (Feb. 16, 2010) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal due to the vagueness of the term "grassroots lobbying communications"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement a "policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy).

The Proposal requests that the Company publish a report assessing the "political activity and lobbying resulting from its media outlets." The term "political activity" is crucial to the Proposal, which notes that "good corporate governance dictates transparency and accountability in the use of corporate funds to support political campaigns or for lobbying." However, the Proposal does not define or explain the meaning of the key term "political activity," especially in the context of its use in the Proposal, which defines those activities as "resulting from its media outlets." As used this way in the Proposal, it is unclear and renders it almost impossible for the Company to implement the Proposal.

"Political activity" is generally defined by the United States Department of Justice as activities directed toward the success or failure of a political party, candidate for partisan political office or partisan political group. While that meaning may be apparent if the Proposal were focused on the use of corporate funds for political purposes, it is ambiguous as used in the resolution sought by the Proposal. In an attempt to clarify what "political activity" should be reported on by the Company, the Proponent includes a number of statements in the supporting language of the Proposal that actually serve to further complicate and obscure the meaning of this key term. First, the Proposal states that "American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office." This conclusory assertion simply serves to restate what makes an activity "political," i.e., that the activity serves to advance the success or failure of a political party or political candidate, and the fact that media outlets are engaging in such activities. It fails to provide any examples of how American news media, or more specifically, the Company's media outlets, work with political actors or advance a certain political agenda. Second, the supporting statement states that "News outlets whose prominent personnel have engaged in political activities in concert with overtly political operations and campaigns for political purposes include CNBC and NBC." Asserting that the Company's employees have engaged in "political activities" does not serve to clarify the types of activities that the Company should focus on in its report. Third, "political activity" resulting from the Company's media outlets could be construed to encompass a variety of different activities. For example, partisan social media postings or campaign contributions by

Company employees, executives and television personalities in their individual capacities, television and film programming with a perceived message or bent that is viewed to be partisan, the discussion of controversial political issues, and the airing of campaign advertisements can all be considered political activity that results from media outlets. Finally, the Proposal charges Company personnel with having prejudiced objectives, making unsubstantiated accusations of "collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations," and naming CNBC and NBC as outlets where "prominent personnel" have acted "in concert with overtly political operations and campaigns for political purposes." However, these statements do not clarify what is meant by "political activity," and, because of their lack of support and context, only add further ambiguity to the term.

The Proposal can be distinguished from recent no-action requests seeking to omit requests for reports on information where the Staff has declined to find shareholder proposal terms impermissibly vague and indefinite. For example, in *The Procter & Gamble Co.* (June 3, 2016), a shareholder proposal requested that the company prepare a report detailing the known and potential risks and costs to the company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the company may deploy to defend the company's LGBT employees against discrimination and harassment enabled by such policies. The Staff declined to extend no-action relief on the basis that the phrase "enacted or proposed state policies supporting discrimination against LGBT people" was vague and indefinite and contained multiple ambiguities as to the meaning of the "policies," which could have a broad interpretation. However, in that case, the proposal provided three specific examples of such a policy, including religious freedom bills enacted in Mississippi and Tennessee, which the company argued were misleading. Here, the Proponent provides no examples at all, and only makes broad assertions that the Company is engaging in "political activity" and that there is "collusion between high-level political operations and certain national news outlet employees." Furthermore, in *The Procter & Gamble Co.*, the term "policy" was surrounded by additional context that could be read to narrow the scope of the types of policies the proposal was referencing; no such context is provided in the Proposal, which provides no guidance as to the types of activities for the Company to assess. In addition, in *Eli Lilly & Co.* (Jan. 21, 2016), where a proponent sought a report on the company's guidelines for selecting its geographical operations, specifically those in high-risk regions with a history of human rights abuses, the Staff declined to find the term "high-risk region" impermissibly vague since the proponent provided examples of such high-risk regions, qualified the term by noting "high-risk regions with poor human rights records," and repeatedly emphasized that the focus of the proposal was on human rights. In contrast, there are more inherent ambiguities in the types of activities that can be characterized as "political," and the Proponent provides no examples or support to clarify such ambiguities or to help the Company determine what should be included in the requested report. Therefore, shareholders voting on the Proposal would be unable to determine whether the report accurately captures the intent of the Proposal, and the Company would have difficulty crafting a report designed to meet the expectations of shareholders.

Accordingly, and consistent with past precedent, the Proposal's failure to define or explain the meaning of the term "political activity" causes the Proposal to be impermissibly vague and indefinite, and therefore the Proposal is excludable under Rule 14a-8(i)(3).

III. The Proposal may be omitted from the 2017 Proxy Materials under Rules 14a-8(b) and 14a-8(f) because the proponent failed to establish the requisite eligibility to submit the Proposal.

The Proponent's submitted proof of ownership is insufficient under SEC rules to establish eligibility to submit a shareholder proposal. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Staff Legal Bulletin No. 14, Section C.1.c. In addition, Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required 14-day time period.

The Proposal was submitted to the Company by overnight mail on December 8, 2016 (the "**Submission Date**"), and received by the Company on December 9, 2016. As documented in the shareholder correspondence, attached hereto as Exhibit B, on December 14, 2016, the Company timely notified the Proponent that her proof of ownership was missing from her original submission. On December 28, 2016, the Proponent replied to the Company by email, enclosing a statement from her broker Charles Schwab, attached hereto as Exhibit C, purporting to establish that the Proponent had owned at least $2,000 in the Company's shares continuously for a period of one year. However, the attached statement from Charles Schwab is insufficient in terms of showing that the Proponent actually met the specific eligibility requirements of 14a-8(b). In particular, the statement from Charles Schwab notes the following details:

Name: Comcast Corporation Class A
Ticker: CMCSA
Current Holding: 160
Current Market Value: $11,332.80
Continuously held shares since: 11/02/2009

Although this document suggests that the Proponent does in fact own Company shares, it fails to demonstrate that the Proponent continuously owned the required number or minimum market value of Company shares for at least one year prior to and including the Submission Date, i.e., from December 8, 2015. For example, the phrase "[c]ontinuously held shares" is vague. It could fairly be interpreted to mean that the Proponent has continuously held at different times only a few Company shares since 2009, which would not satisfy the relevant procedural requirements under 14a-8 if at any time that situation were the case within a year of submission.

In *Mondelez International, Inc.* (Jan. 13, 2017), the Staff permitted the exclusion of a proposal submitted by the Proponent with what appears to be identically deficient proof of ownership. The Staff permitted the exclusion on the basis that the proponent's Charles Schwab statement did not sufficiently establish her eligibility to submit a shareholder proposal. *See also General Electric Co.* (Jan. 6, 2016) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent's proof of ownership documented that the proponent owned shares as of a date more than ten years before the proposal was submitted).

Given that the Proponent has failed to establish her eligibility through sufficient proof of ownership, the Company may exclude the Proposal under Rules 14a-8(b) and 14a-8(f).

Conclusion

As a result of the foregoing, the Company believes that the exclusion of this Proposal is proper under: (1) Rule 14a-8(i)(7) as relating to the Company's "ordinary business" operations because it relates to issues that are fundamental to management's ability to run the Company, specifically (i) the Company's production and dissemination of television programming, and to the nature and content of such programming, (ii) the products and services offered by the Company to its customers, and because the Proposal does not implicate a significant social policy issue; (2) Rule 14a-8(i)(3) because the Proposal is vague and indefinite, so as to be misleading within the meaning of Rule 14a-9; and (3) Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. For these reasons, the Company respectfully requests the Staff's concurrence in its decision to exclude the Proposal from its 2017 Proxy Materials and further requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company so excludes the Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Executive Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

Enclosures

cc: Amy Ridenour

Arthur R. Block
Comcast Corporation

EXHIBIT A

LIZ W.

FISMA & OMB Memorandum M-07-16

RECEIVED

DEC 09 2016

Office of the
General Counsel

December 8, 2016

Via FedEx (overnight delivery)

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Comcast Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Comcast Corporation (class A) stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Enclosure: Shareholder Proposal

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Good corporate governance dictates transparency and accountability in the use of corporate funds to support political campaigns or for lobbying.

Comcast has a strong record of providing transparency regarding its direct political spending.

Exposés by WikiLeaks and others show much of the American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office. Rather than news or opinion, these actions more closely represent lobbying and electioneering.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Any company funds used to operate Comcast's politicized media outlets is corporate political spending. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Comcast's operation of politicized media organizations necessarily means that company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the public, or segments thereof, with respect to elections or referendums.

Comcast operates certain politicized news organizations.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Comcast's assessment of the political activity and lobbying resulting from its media outlets and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations. News outlets whose prominent personnel have engaged in political activities in concert with overtly political operations and campaigns for political purposes include CNBC and NBC.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Comcast's Board should be made aware of such risks and inform the shareholders of its findings.

00100

FedEx Express Package US Airbill

FedEx Tracking Number ***FISMA & OMB Memorandum M-07-16***

Form ID No. 0215

Recipient's Copy

1 From

Date 12/8/16 [redacted]

Sender's Name Amy Ridenour Phone 202 543-4110

Company NATIONAL CTR FOR PUB PLCY RES

Address 301 CAPITOL CT NE STE 200 Dept./Floor/Suite/Room

City WASHINGTON State DC ZIP 20002-7708

2 Your Internal Billing Reference

3 To

Recipient's Name Arthur Block Phone

Company Comcast Corp.

Address One Comcast Center Dept./Floor/Suite/Room

We cannot deliver to P.O. boxes or P.O. ZIP codes.

HOLD Weekday — FedEx location address REQUIRED. NOT available for FedEx First Overnight.

Address ATTN. Corp. Secretary

Use this line for the HOLD location address or for continuation of your shipping address.

HOLD Saturday — FedEx location address REQUIRED. Available ONLY for FedEx Priority Overnight and FedEx 2Day to select locations.

City Philadelphia State PA ZIP 19103

0457522562

FISMA & OMB Memorandum M-07-16

4 Express Package Service * To most locations. **Packages up to 150 lbs.** *For packages over 150 lbs., use the FedEx Express Freight US Airbill.*

NOTE: Service order has changed. Please select carefully.

Next Business Day

- [ ] FedEx First Overnight — Earliest next business morning delivery to select locations. Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [x] FedEx Priority Overnight — Next business morning.* Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Standard Overnight — Next business afternoon.* Saturday Delivery NOT available.

2 or 3 Business Days

- [ ] FedEx 2Day A.M. — Second business morning.* Saturday Delivery NOT available.
- [ ] FedEx 2Day — Second business afternoon.* Thursday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Express Saver — Third business day.* Saturday Delivery NOT available.

5 Packaging * Declared value limit $500.

- [x] FedEx Envelope*
- [ ] FedEx Pak*
- [ ] FedEx Box
- [ ] FedEx Tube
- [ ] Other

6 Special Handling and Delivery Signature Options

- [ ] SATURDAY Delivery — NOT available for FedEx Standard Overnight, FedEx 2Day A.M., or FedEx Express Saver.
- [ ] No Signature Required — Package may be left without obtaining a signature for delivery.
- [x] Direct Signature — Someone at recipient's address may sign for delivery. *Fee applies.*
- [ ] Indirect Signature — If no one is available at recipient's address, someone at a neighboring address may sign for delivery. For residential deliveries only. *Fee applies.*

Does this shipment contain dangerous goods? One box must be checked.

- [x] No
- [ ] Yes — As per attached Shipper's Declaration.
- [ ] Yes — Shipper's Declaration not required.
- [ ] Dry Ice — Dry Ice, 9, UN 1845 ____ x ____ kg

Dangerous goods (including dry ice) cannot be shipped in FedEx packaging or placed in a FedEx Express Drop Box.

- [ ] Cargo Aircraft Only

7 Payment *Bill to:* Enter FedEx Acct. No. or Credit Card No. below. Obtain recip. Acct. No. [ ]

- [x] Sender — Acct. No. in Section 1 will be billed.
- [ ] Recipient
- [ ] Third Party
- [ ] Credit Card
- [ ] Cash/Check

[redacted]

Total Packages 1 Total Weight — lbs. [redacted] Credit Card Auth.

†Our liability is limited to US$100 unless you declare a higher value. See the current FedEx Service Guide for details.

611

Rev. Date 2/12 • Part #163134 • ©1994–2012 FedEx • PRINTED IN U.S.A. SRS

fedex.com 1.800.GoFedEx 1.800.463.3339

My Profile | Support | Locations | English   Search or tracking number   Subı

FedEx. Shipping | Tracking | Manage | Learn | FedEx Office ®   Login

IMPORTANT!
A winter storm is causing hazardous conditions in the Midwest and Northeastern U.S. Learn More

FedEx ® Tracking

FISMA & OMB Memorandum M-07-16

Ship date:		Actual delivery:
Thu 12/08/2016		**Fri 12/09/2016 10:17 am**
WASHINGTON, DC US	**Delivered** *Signed for by: M.MCNICHOLAS*	PA US

Travel History

Date/Time	Activity	Location
- 12/09/2016 - Friday		
10:17 am	Delivered	PA
8:14 am	On FedEx vehicle for delivery	PHILADELPHIA, PA
7:03 am	At local FedEx facility	PHILADELPHIA, PA
4:00 am	Departed FedEx location	NEWARK, NJ
- 12/08/2016 - Thursday		
11:56 pm	Arrived at FedEx location	NEWARK, NJ
8:57 pm	Left FedEx origin facility	WASHINGTON, DC
5:58 pm	Picked up	WASHINGTON, DC

Shipment Facts

Tracking	***FISMA & OMB Memorandum M-07-16***	**Service**	FedEx Priority Overnight
Signature services	Direct signature required	**Delivered To**	Mailroom
Total pieces	1	**Terms**	Shipper
Packaging	FedEx Envelope	**Special handling section**	Deliver Weekday, Direct Signature Required
Standard transit	12/09/2016 by 10:30 am		

© FedEx 1995-2016

EXHIBIT B

COMCAST

December 14, 2016

VIA OVERNIGHT MAIL
Amy Ridenour

FISMA & OMB Memorandum M-07-16

Re: Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2017 proxy statement

Dear Ms. Ridenour:

I am writing in reference to the letter, dated as of December 8, 2016 and submitted to the Comcast Corporation (the "**Company**") by overnight mail on December 8, 2016 (the "**Submission Date**") by you (the "**Proponent**"), proposing that the board of directors of the Company (the "**Board**") report to Company shareholders by December 2017 an assessment of political activity and lobbying resulting from its media outlets (the "**Proposal**," a copy of which is attached hereto as Exhibit A) and requesting that the Company include the Proposal in its 2017 proxy statement.

A copy of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which sets forth the procedural and eligibility requirements applicable to shareholder proposals submitted for inclusion in proxy statements, is attached hereto for your reference as Exhibit B.

Pursuant to Rule 14a-8, the documentation demonstrating your eligibility (including the necessary proof of ownership and a revised written statement from you that you intend to continue holding the requisite securities through the date of the shareholder meeting) must be postmarked or transmitted to us no later than 14 calendar days of your receipt of this letter, or we will not be able to consider your proposal for inclusion in the Company's 2017 proxy statement, and we will submit a no-action request letter to the SEC's Division of Corporation Finance indicating that we do not intend to include your proposal in such proxy statement.

We thank you for your interest in the Company. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,

Arthur R. Block

Attachments

cc: William H. Aaronson, Davis Polk & Wardwell LLP
Laura Turano, Davis Polk & Wardwell LLP
Arthi Sridharan, Davis Polk & Wardwell LLP

EXHIBIT A

LIZ W.

FISMA & OMB Memorandum M-07-16

RECEIVED

DEC 09 2016

Office of the General Counsel

December 8, 2016

Via FedEx (overnight delivery)

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Comcast Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Comcast Corporation (class A) stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Enclosure: Shareholder Proposal

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Good corporate governance dictates transparency and accountability in the use of corporate funds to support political campaigns or for lobbying.

Comcast has a strong record of providing transparency regarding its direct political spending.

Exposés by WikiLeaks and others show much of the American news media is working directly with political actors to advance specific political agendas and to promote certain candidates for public office. Rather than news or opinion, these actions more closely represent lobbying and electioneering.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Any company funds used to operate Comcast's politicized media outlets is corporate political spending. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Comcast's operation of politicized media organizations necessarily means that company funds or assets are being used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the public, or segments thereof, with respect to elections or referendums.

Comcast operates certain politicized news organizations.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Comcast's assessment of the political activity and lobbying resulting from its media outlets and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations. News outlets whose prominent personnel have engaged in political activities in concert with overtly political operations and campaigns for political purposes include CNBC and NBC.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Comcast's Board should be made aware of such risks and inform the shareholders of its findings.

00100

FedEx Express Package US Airbill

FedEx Tracking Number ***FISMA & OMB Memorandum M-07-16***

Form ID No. 0215

1 From

Date 12/8/16 [redacted]

Sender's Name Amy Ridenour Phone

Company NATIONAL CTR FOR PUB POLICY RES

Address 501 CAPITOL CT NE STE 200

Dept./Floor/Suite/Room

City WASHINGTON State DC ZIP

2 Your Internal Billing Reference

3 To

Recipient's Name Arthur Block Phone

Company Comcast Corp.

Address One Comcast Center

We cannot deliver to P.O. boxes or P.O. ZIP codes. Dept./Floor/Suite/Room

HOLD Weekday — FedEx location address REQUIRED. NOT available for FedEx First Overnight.

Address Attn: Corp. Secretary

Use this line for the HOLD location address or for continuation of your shipping address.

HOLD Saturday — FedEx location address REQUIRED. Available ONLY for FedEx Priority Overnight and FedEx 2Day to select locations.

City Philadelphia State PA ZIP 19103

FISMA & OMB Memorandum M-07-16

4 Express Package Service * To most locations.

NOTE: Service order has changed. Please select carefully.

Packages up to 150 lbs. For packages over 150 lbs., use the FedEx Express Freight US Airbill.

Next Business Day

- [ ] FedEx First Overnight — Earliest next business morning delivery to select locations. Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [x] FedEx Priority Overnight — Next business morning.* Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Standard Overnight — Next business afternoon.* Saturday Delivery NOT available.

2 or 3 Business Days

- [ ] FedEx 2Day A.M. — Second business morning.* Saturday Delivery NOT available.
- [ ] FedEx 2Day — Second business afternoon.* Thursday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Express Saver — Third business day.* Saturday Delivery NOT available.

5 Packaging * Declared value limit $500.

- [x] FedEx Envelope*
- [ ] FedEx Pak*
- [ ] FedEx Box
- [ ] FedEx Tube
- [ ] Other

6 Special Handling and Delivery Signature Options

- [ ] SATURDAY Delivery — NOT available for FedEx Standard Overnight, FedEx 2Day A.M., or FedEx Express Saver.
- [ ] No Signature Required — Package may be left without obtaining a signature for delivery.
- [x] Direct Signature — Someone at recipient's address may sign for delivery. Fee applies.
- [ ] Indirect Signature — If no one is available at recipient's address, someone at a neighboring address may sign for delivery. For residential deliveries only. Fee applies.

Does this shipment contain dangerous goods?

One box must be checked.

- [x] No
- [ ] Yes — As per attached Shipper's Declaration.
- [ ] Yes — Shipper's Declaration not required.
- [ ] Dry Ice — Dry Ice, 9, UN 1845 ____ x ____ kg

Dangerous goods (including dry ice) cannot be shipped in FedEx packaging or placed in a FedEx Express Drop Box.

- [ ] Cargo Aircraft Only

7 Payment *Bill to:*

Enter FedEx Acct. No. or Credit Card No. below. Obtain recip. Acct. No.

- [x] Sender — Acct. No. in Section 1 will be billed.
- [ ] Recipient
- [ ] Third Party
- [ ] Credit Card
- [ ] Cash/Check

[redacted]

Total Packages 1 Total Weight — Credit Card Auth.

†Our liability is limited to US$100 unless you declare a higher value. See the current FedEx Service Guide for details.

611

Rev. Date 2/12 • Part #163134 • ©1994–2012 FedEx • PRINTED IN U.S.A. SRS

fedex.com 1.800.GoFedEx 1.800.463.3339

fedex.com 1.800.GoFedEx 1.800.463.3339

IMPORTANT!
A winter storm is causing hazardous conditions in the Midwest and Northeastern U.S. Learn More

FedEx ® Tracking

FISMA & OMB Memorandum M-07-16

Ship date:		Actual delivery:
Thu 12/08/2016		**Fri 12/09/2016 10:17 am**
WASHINGTON, DC US	**Delivered** *Signed for by: M.MCNICHOLAS*	PA US

Travel History

Date/Time	Activity	Location
- 12/09/2016 - Friday		
10:17 am	Delivered	PA
8:14 am	On FedEx vehicle for delivery	PHILADELPHIA, PA
7:00 am	At local FedEx facility	PHILADELPHIA, PA
4:00 am	Departed FedEx location	NEWARK, NJ
- 12/08/2016 - Thursday		
11:56 pm	Arrived at FedEx location	NEWARK, NJ
8:57 pm	Left FedEx origin facility	WASHINGTON, DC
5:58 pm	Picked up	WASHINGTON, DC

Shipment Facts

Tracking	***FISMA & OMB Memorandum M-07-16***	**Service**	FedEx Priority Overnight
Signature services	Direct signature required	**Delivered To**	Mailroom
Total pieces	1	**Terms**	Shipper
Packaging	FedEx Envelope	**Special handling section**	Deliver Weekday, Direct Signature Required
Standard transit	12/09/2016 by 10:30 am		

© FedEx 1995-2016

FISMA & OMB Memorandum M-07-16

EXHIBIT B

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   . If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (I)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (I)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our

attention any materially false or misleading statements, under the following time frames:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

December 21, 2016

Account #: ***FISMA & OMB Memorandum M-07-16***
Questions: 877-561-1918

Amy Ridenour
IRA Contributory

FISMA & OMB Memorandum M-07-16

Information regarding your account

Dear Amy Ridenour,

I'm writing in regards to your request for information on your IRA account, the holdings information you requested is listed below:

Name: Comcast Corporation Class A
Ticker: CMCSA
Current Holding: 160
Current Market Value: $11,332.80
Continuously held shares since: 11/02/2009

Name: Exxon Mobile Corp
Ticker: XOM
Current Holding: 87.2476
Current Market Value: $7,876.71
Continuously held shares since: 10/30/2000

Name: McDonalds Corp
Ticker: MCD
Current Holding: 30.7371
Current Market Value: $3,786.20
Continuously held shares since: 02/05/2013

This letter is for informational purposes only, and is not an official record. Please refer to your statements and trade confirmations, as they are the official record of your transactions

(Continued on next page)

©2016 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 () 12/16 SGC31322-36

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at 877-561-1918.

Sincerely,

Michele Gammons

Michele Gammons
Sr Help Desk Specialist - CS&S Help Desk
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

©2016 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 () 12/16 SGC31322-36